Filed Pursuant to Rule 424(b)(3)
Registration No. 333-283571
JLL INCOME PROPERTY TRUST, INC.
SUPPLEMENT NO. 8 DATED SEPTEMBER 1, 2026
TO THE PROSPECTUS DATED APRIL 17, 2026

This supplement No. 8 is part of the prospectus of JLL Income Property Trust, Inc. and should be read in conjunction with the prospectus. Terms used in this supplement No. 8 and not otherwise defined herein have the same meanings as set forth in our prospectus and any supplements thereto. The purpose of this supplement is to disclose:
•the status of our share repurchase plan;
•the acquisition of Midtown Village; and
•the recent share pricing information.
Share Repurchase Plan Status
During the period from July 1, 2026 through August 31, 2026, we redeemed 4,414,684 shares for a total of approximately $49,717,000 pursuant to our share repurchase plan. We honored 100% of all redemption requests received. Shares are not eligible for repurchase for the first year after purchase except upon death or disability of the stockholder. Shares issued pursuant to our distribution reinvestment plan are not subject to the one-year holding period. Eligible share repurchases during the period from July 1, 2026 through September 30, 2026 are limited to approximately $115,493,000 which is 5% of the NAV of all classes of shares as of the last business day of the previous calendar quarter.
Acquisitions
On August 25, 2026, we acquired an 87.5% interest in Midtown Village, a retail shopping center in Tuscaloosa, Alabama totaling 345,000 square feet. The purchase price for our interest was approximately $82 million.

Recent Share Pricing Information
Below is the daily NAV per share, as determined in accordance with our valuation guidelines, for each business day from August 1 to August 31, 2026, for each of our classes of common stock:

Date	NAV per Share
	Class A	Class M	Class A-I	Class M-I
August 3, 2026	$11.26	$11.27	$11.29	$11.27
August 4, 2026	$11.26	$11.27	$11.29	$11.27
August 5, 2026	$11.26	$11.27	$11.29	$11.27
August 6, 2026	$11.26	$11.28	$11.29	$11.27
August 7, 2026	$11.26	$11.28	$11.29	$11.27
August 10, 2026	$11.26	$11.28	$11.30	$11.27
August 11, 2026	$11.26	$11.28	$11.30	$11.27
August 12, 2026	$11.26	$11.28	$11.30	$11.28
August 13, 2026	$11.26	$11.28	$11.30	$11.28
August 14, 2026	$11.26	$11.28	$11.30	$11.28
August 17, 2026	$11.26	$11.28	$11.30	$11.28
August 18, 2026	$11.26	$11.28	$11.30	$11.28
August 19, 2026	$11.26	$11.28	$11.30	$11.28
August 20, 2026	$11.27	$11.29	$11.31	$11.29
August 21, 2026	$11.27	$11.29	$11.31	$11.29
August 24, 2026(1)	$11.23	$11.24	$11.26	$11.24
August 25, 2026	$11.23	$11.25	$11.26	$11.24
August 26, 2026	$11.24	$11.25	$11.27	$11.24
August 27, 2026	$11.23	$11.25	$11.27	$11.24
August 28, 2026	$11.25	$11.26	$11.28	$11.25
August 31, 2026	$11.25	$11.27	$11.28	$11.26
(1) On, August 3, 2026, our board of directors approved a gross dividend for August 2026 of $0.0525 per share to stockholders of record as of August 21, 2026. The decrease in share price on August 24, 2026 reflects the accrual of this cash distribution.

Purchases and repurchases of shares of our common stock will be made based on the appropriate day’s applicable per share NAV. On each business day, our NAV per share for each publicly offered share class is posted on our public share website, www.JLLIPT.com. The NAV per share for all share classes is available on our toll-free, automated telephone line, (855) 652-0277.